UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For November 2017

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, into the Form F-3 Registration Statement File No. 333-211065 and into the Form F-1 Registration Statement File No. 333-219047.

Other Information

On November 22, 2017, Check-Cap Ltd. (the “Company”) closed a registered direct offering of 2,272,640 ordinary shares (the “Shares”), at a purchase price of $1.10 per share for an aggregate gross proceeds of approximately $2.5 million, and a concurrent private placement pursuant to which the Company issued unregistered five-year warrants to purchase up to 1,704,545 of its ordinary shares, at an exercise price of $1.25 per share, that are immediately exercisable.

H.C. Wainwright & Co., LLC (“Wainwright”), served as exclusive placement agent for the issuance and sale of the ordinary shares and warrants pursuant to an engagement letter (the “Engagement Letter”) entered into between the Company and Wainwright on October 9, 2017. The Company paid Wainwright an aggregate fee equal to 7% of the gross proceeds received by the Company from the sale of the securities in the transactions. Pursuant to the Engagement Letter, the Company also issued to Wainwright and its designees warrants to purchase up to a total of 5% of the aggregate number of Shares sold in the transactions, or warrants to purchase up to 113,632 Shares (the “Wainwright Warrants”). The Wainwright Warrants have substantially the same terms as the warrants issued in the concurrent private placement, except that the exercise price of the Wainwright Warrants equals $1.375 per share (which represents 125% of the investors’ purchase price per share). In addition, the Company paid Wainwright a reimbursement for non-accountable expenses of $60,000.

Copies of the form of Warrant, the form of Wainwright Warrants and the form of Securities Purchase Agreement dated November 20, 2017 between the Company and the purchasers signatory thereto are attached hereto as Exhibits 4.1, 4.2, and 10.1, respectively. A copy of the opinion of Fischer Behar Chen Well Orion & Co. relating to the legality of the issuance and sale of the Shares in the offering is attached as Exhibit 5.1 hereto. In addition, a copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference.

Exhibits

Exhibit No.	Description
4.1	Form of Warrant.
4.2	Form of the Wainwright Warrant.
5.1	Opinion of Fischer Behar Chen Well Orion & Co.
10.1	Form of Securities Purchase Agreement dated November 20, 2017 by and between Check-Cap Ltd. and the Purchasers signatory thereto.
99.1	Press Release dated November 22, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ William Densel
Name: William Densel
Title: Chief Executive Officer

Dated: November 22, 2017